UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2023

333-233363

(Commission File Number)

INX LIMITED

(Exact name of Registrant as specified in its charter)

Unit 1.02, 1st Floor

6 Bayside Road

Gibraltar, GX11 1AA

Tel: +350 200 79000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

As previously disclosed in the Form 6-K filed by INX Limited (the “Company”) on June 20, 2023 and August 18, 2023, The INX Digital Company, Inc. (“Parent”), the sole shareholder of the Company, announced that Republic Group (“Republic”), a global alternative investment platform, entered into an agreement with Parent pursuant to which Republic will invest $5.25 million in Parent, at an approximate $50 million pre-money valuation (the “Transaction”). On August 17, 2023, after securing the necessary regulatory approvals, the parties closed the Transaction.

On November 8, 2023, Parent issued a press release announcing the strengthening of the business collaboration and an extension of the deadline for finalizing the potential acquisition agreement of Parent by Republic, to February 15, 2024. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated November 8, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INX Limited

Date: November 9, 2023	By:	/s/ Shy Datika
Shy Datika
President and CEO

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